Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-173755

July 22, 2011

ETF Mythbusting: Short Selling SLV

By Noel Archard

I’ve talked a lot (some may argue too much) about the practice of short selling ETFs in my last couple of posts, but I think that in order to put this particular “myth” to rest, it’s also necessary to address short selling as it relates to our commodities ETFs – the iShares Silver Trust (SLV) in particular. Recently, we’ve received a handful of inquiries about short sales of SLV, and unfortunately it seems there’s a lot of misinformation and lack of understanding of short selling floating around out there. So this is my attempt at a definitive response (I promise I’ll try to move onto another topic in my next post).

The question at hand is nicely summarized in a recent comment on Kevin Feldman’s “What’s in SLV?” blog post, where a commenter asks “Doesn’t the large short position in the SLV dilute or place at risk the balance between shares held and silver bullion required to cover the outstanding shares? Is such a large short position allowed within the fund?”

I’ll start with the second question first:

Is a large short position allowed within the fund?

The ‘short’ answer (no pun intended) is yes, and here’s why. SLV is an ETF that’s listed on the NYSE Arca exchange. The listing and trading of SLV are governed by NYSE Arca and Securities and Exchange Commission (SEC) rules, both of which permit short selling of shares of listed equities such as SLV. Modifying or limiting the amount of short selling of SLV could not be accomplished without the cooperation of the SEC to change their own rules.

Another version of this question, which we’ve heard on a few occasions, is whether short selling of SLV is permitted by its own prospectus. Based on my explanation above, it should hopefully be clear that SLV is not able to ban or limit short-selling by modifying its prospectus. However, there is language in SLV’s prospectus which requires that each share of SLV issued be backed by one ounce of silver on deposit with the custodian. It seems that some people are making the assumption that when shares of SLV are shorted, there’s no longer an adequate amount of silver in the Trust to back all of the shares that are outstanding.

Which leads us to the commenter’s second question:

Does the large short position in SLV dilute or place at risk the balance between shares held and silver bullion required to cover the outstanding shares?

Short selling of SLV shares in the secondary market does not reduce the amount of silver held on behalf of Trust investors, nor does it increase the number of shares issued by the Trust. In order to establish a short position in SLV, a short seller must borrow the necessary shares of SLV from an existing holder, which means that the short seller also has an obligation to return those shares to the lender at a later time. In order to return the borrowed shares to the lender, the short seller must either

1.	purchase shares of SLV in the secondary market, or

2.	create new shares of SLV (or, if not an Authorized Participant, or AP, of the Trust, work with an AP to facilitate the creation).

For scenario #1, shares purchased in the secondary market have previously been issued by the Trust and are clearly backed by physical silver held by the Trust’s custodian. For newly-created shares described in scenario #2, SLV’s prospectus clearly outlines that new shares can only be created by APs in exchange for a specified amount of silver. In each case, in order to close out short positions, shares issued by the Trust and backed by silver must be delivered to the lender. The shorted “shares” of SLV are not in fact shares that have been issued by the Trust, so there can not have been any dilution of the value of the Trust’s silver holdings.

The bottom line is that the Trust is not involved in the arrangements between short sellers and lenders of SLV shares. Since the Trust doesn’t deliver silver to any other party or reduce the amount of silver it holds in connection with these arrangements, there’s no reason to think that short selling should affect the amount of silver held in the Trust.

With short sales, an investor faces the potential for unlimited losses as the security’s price rises.

iShares Silver Trust (the “Silver Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Silver Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Silver Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The Silver Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Silver Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Silver Trust are expected to reflect the price of the silver held by the Silver Trust, the market price of the shares will be as unpredictable as the price of silver has historically been. Additionally, shares of the Silver Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Silver Trust are created to reflect, at any given time, the market price of silver owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of shares of the Silver Trust, which trade at market price, may be more or less than the value of the silver represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the Silver Trust, carefully read the prospectus.

Following an investment in the Silver Trust, several factors may have the effect of causing a decline in the prices of silver and a corresponding decline in the price of the shares. Among them: (i) A change in economic conditions, such as a recession, can adversely affect the price of silver. Silver is used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the shares. (ii) A significant change in the attitude of speculators and investors towards silver. Should the speculative community take a negative view towards silver, a decline in world silver prices could occur, negatively impacting the price of the shares. (iii) A significant increase in silver price hedging activity by silver producers. Traditionally, silver producers have not hedged to the same extent as other producers of precious metals (gold, for example) do. Should there be an increase in the level of hedge activity of silver producing companies, it could cause a decline in world silver prices, adversely affecting the price of the shares.

The amount of silver represented by shares of the Silver Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increase in the price of silver sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Silver Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s silver will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Silver Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Silver Trust will be adversely affected if silver owned by the trust is lost or damaged in circumstances in which the Silver Trust is not in a position to recover the corresponding loss. The Silver Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, might have been possible to avoid.

Shares of the iShares Silver Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Silver Trust. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Silver Trust. BAMII is an affiliate of BlackRock, Inc.

Although shares of the Silver Trust may be bought or sold on the exchange through any brokerage account, shares are not redeemable except in large aggregated units called Baskets.

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